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12062146

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DP 12/19

FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49130

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/11 (MM/DD/YYY) AND ENDING 10/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NORTHERN CAPITAL SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 BRICKSTONE SQUARE
(No. and Street)

ANDOVER	MA	01810
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID OLDAKER — 978-475-8525
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LARRY D. LIBERFARB, P.C.
(Name – if individual, state first, last, middle name)

11 VANDERBILT AVENUE SUITE 220	NORWOOD	MA	02062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its properties

FOR OFFICAL USE ONLY

**Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-8(e)(2)*

DD 12/19

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.**

OATH OR AFFIRMATION

I, DAVID OLDAKER ,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NORTHERN CAPITAL SECURITIES CORPORATION , as of OCTOBER 31 , 20 12 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of A customer, except as follows:

Signature

PRESIDENT

Title

Notary Public


JOSEPH P. SAVOIE
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
June 28, 2013

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.
- ☒ (j) A Reconciliation. Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTHERN CAPITAL SECURITIES CORPORATION

FINANCIAL STATEMENTS

OCTOBER 31, 2012

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditor's Report

Board of Directors
Northern Capital Securities Corporation

We have audited the accompanying statement of financial condition of Northern Capital Securities Corporation (the Company) as of October 31, 2012, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Northern Capital Securities Corporation as of October 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.



Norwood, Massachusetts
November 30, 2012

NORTHERN CAPITAL SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

October 31, 2012

ASSETS

Cash	$ 1,123,465
Deposit with clearing organization	100,000
Receivable from broker-dealers and clearing organizations	216,570
Furniture and equipment, at cost, less accumulated depreciation of $103,608	33,799
Other Assets	3,485
	$ 1,477,319

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable, accrued expenses, and other liabilities	$ 141,921
Stockholder's equity:	
Common stock, authorized 1,000 shares, issued 12 shares	63,552
Additional paid-in capital	25,000
Retained earnings	1,292,105
Less 12.5 shares of common stock in treasury, at cost	(45,259)
Total stockholder's equity	1,335,398
	$ 1,477,319

The accompanying notes are an integral part of these financial statements.

NORTHERN CAPITAL SECURITIES CORPORATION

STATEMENT OF INCOME

For the Year Ended October 31, 2012

Revenues:	
Commissions	$ 2,121,100
Other	9,403
	2,130,503
Expenses:	
Employee compensation and benefits	1,446,135
Communications and data processing	42,047
Interest	150
Occupancy	103,335
Other expenses	374,268
	1,965,935
Income before income taxes	164,568
Income taxes	5,296
Net income	$ 159,272

The accompanying notes are an integral part of these financial statements.

NORTHERN CAPITAL SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended October 31, 2012

	Common Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings	Total
Balance at November 1, 2011	$ 63,552	$ 25,000	$ (45,259)	$ 1,144,433	$ 1,187,726
Net income	-	-	-	159,272	159,272
Shareholder distributions	-	-	-	(11,600)	(11,600)
Balance at October 31, 2012	$ 63,552	$ 25,000	$ (45,259)	$ 1,292,105	$ 1,335,398

The accompanying notes are an integral part of these financial statements.

NORTHERN CAPITAL SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

For the Year Ended October 31, 2012

Cash flows from operating activities:	
Net income	$ 159,272
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	27,492
(Increase) decrease in operating assets:	
Increase in receivable from broker-dealers and clearing organizations	(48,681)
Decrease in other assets	796
(Decrease) increase in operating liabilities:	
Increase in accounts payable and accrued expenses	14,948
Net cash provided by operating activities	153,827
Cash flows from investing activities	
Distributions to shareholder	(11,600)
	142,227
Cash flows from financing activities	
None	-
Increase in cash	142,227
Cash at beginning of the year	981,238
Cash at end of the year	$ 1,123,465

Supplemental cash flow disclosures:	
Income tax payments	$ 5,296
Interest expense	$ 150

The accompanying notes are an integral part of these financial statements.

NORTHERN CAPITAL SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

OCTOBER 31, 2012

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Customers' securities transactions are recorded on a settlement date basis. The related commission income and expenses are also recorded on the settlement date basis.

Advertising

The Company expenses the cost of advertising as incurred. Advertising expense was $3,098 for the fiscal year ending October 31, 2012.

Property and Equipment

Property and equipment are recorded at cost. The cost of maintenance and repairs is charged to operations as incurred. Major improvements to property and equipment are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Depreciation expense for the fiscal year ending October 31, 2012 was $27,492.

Income Taxes

The Company operates as an S Corporation. As such, the Company's income or loss and credits are passed through to the sole stockholder, and reported on his individual income tax returns.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

NORTHERN CAPITAL SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS, CONTINUED

OCTOBER 31, 2012

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

NOTE 3 - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company had net capital of $1,298,115 which was $1,198,115 in excess of its required net capital of $100,000. The Company's net capital ratio was .11 to 1.

NOTE 4 – EMPLOYEE BENEFITS

The Company has a 401(k) savings plan for all employees. The Company at its discretion may match employee contributions to the plan. For the fiscal year ending October 31, 2012 the Company contributed $5,691 for employees to the plan.

NOTE 5 -LONG TERM LEASES

The Company leases its operating facility under an operating lease expiring in March, 2017. Lease expense for fiscal year 2012 was $103,282.

NORTHERN CAPITAL SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS, CONTINUED

OCTOBER 31, 2012

NOTE 5 - LONG TERM LEASES (Continued)

Minimum future lease payments for non-cancelable operating leases are approximately:

2013	$ 90,185
2014	92,121
2015	94,057
2016	95,993
2017	40,333
	$412,689

The Company is also responsible for operating costs and real estate taxes for the above operating lease.

NOTE 6 - OFF BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties include banks, other financial institutions, and the general public. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers.

The Company maintains cash in bank accounts in excess of the established limit insured by the Federal Deposit Insurance Corporation (FDIC).

NOTE 7 – FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

NOTE 7 – FAIR VALUE (Continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
>
> Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
>
> Level 3 are unobservable inputs for the asset or liability and rely on management's own assumption about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

A qualifying asset or liabilities level within the framework is based upon the lowest level of any input that is significant to the fair value measurement. The Company's qualifying assets or liabilities are recorded at fair value using Level 1 inputs.

NOTE 8 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through November 30, 2012, the date on which the financial statements were available to be issued. There were no subsequent events that require adjustment or disclosure in the financial statements.

NORTHERN CAPITAL SECURITIES CORPORATION

SUPPLEMENTARY SCHEDULES

OCTOBER 31, 2012

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditor's Report on
Supplementary Information Required by Rule 17a-5 of the
Securities and Exchange Commission

Board of Directors
Northern Capital Securities Corporation

We have audited the accompanying financial statements of Northern Capital Securities Corporation as of and for the year ended October 31, 2012, and have issued our report thereon dated November 30, 2012. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Norwood, Massachusetts
November 30, 2012

SCHEDULE I

NORTHERN CAPITAL SECURITIES CORPORATION

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

OCTOBER 31, 2012

AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	$141,921	
NET CAPITAL:		
Common stock		$ 63,552
Additional paid-in capital		25,000
Retained earnings		1,292,105
Treasury stock		(45,259)
		$ 1,335,398
ADJUSTMENTS TO NET CAPITAL:		
Other assets		(3,485)
Furniture and equipment		(33,798)
Net Capital, as defined		$ 1,298,115
NET CAPITAL REQUIREMENT		$ 100,000
NET CAPITAL IN EXCESS OF REQUIREMENT		$ 1,198,115
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.11 to 1

Reconciliation with Company's computation of net capital:

Net capital as reported in Company's Part IIA (unaudited) FOCUS Report	$ 1,298,115
Net audit adjustments	-
Decrease in non-allowables and haircuts	-
Net capital per above	$ 1,298,115

SCHEDULE II

NORTHERN CAPITAL SECURITIES CORPORATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALERS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

OCTOBER 31, 2012

The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
Northern Capital Securities Corporation

In planning and performing our audit of the financial statements of Northern Capital Securities Corporation (the Company), as of and for the year ended October 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures, as described in the second paragraph of the report, were adequate at October 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Larry D. Liberfarb, PC
Norwood, Massachusetts
November 30, 2012

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors
Northern Capital Securities Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ending October 31, 2012, which were agreed to by Northern Capital Securities Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Northern Capital Securities Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Northern Capital Securities Corporation's management is responsible for the Northern Capital Securities Corporation's compliance with those requirements. The agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared amounts reported on the audited Form X-17A-5 for the period November 1, 2011 to October 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the period ended October 31, 2012 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Norwood, Massachusetts
November 30, 2012

NORTHERN CAPITAL SECURITIES CORPORATION

SCHEDULE OF ASSESSMENTS AND PAYMENTS

FOR THE YEAR ENDED OCTOBER 31, 2012

Payment Date	To Whom Paid	Amount
5/17/2012	SIPC	$ 1,492.00
11/12/2012	SIPC	$ 1,570.00